

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 31, 2018

Via email
Mr. Jeffrey M. Stutz
Executive Vice President & Chief Financial Officer
Herman Miller, Inc.
855 East Main Ave
Zeeland, MI 49464

>   **Re: Herman Miller, Inc.**
>   **Form 10-K**
>   **Filed August 1, 2017**
>   **File No. 1-15141**

Dear Mr. Stutz:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed December 20, 2017

1. We note your reconciliation of Operating earnings (loss) to Adjusted EBITDA in Section B of Exhibit 99.2. Please explain to us your consideration of Question 103.02 of the Non-GAAP C&DI available at www.sec.gov.

Form 10-K for the year ended June 3, 2017

Management's Discussion and Analysis, page 16

2. Please address the following items as it relates to your three-year cost savings initiative:
    - You state in your segment analysis on page 30 that the aggregate $5.4 million charge was recorded during fiscal 2017 within the North American Furniture Solutions segment. However, you state throughout the document, including your footnote 16 and in the remarks in the transcript of the fourth quarter of fiscal 2017

earnings call that the initiative is to impact all four segments. If this is so, please explain why the $5.4 million was apparently recorded only in the North American Furniture Solutions segment and why the charges in each of the first and second quarters of fiscal 2018 were also both made "primarily within the North American segment;"

- We note your disclosure on page 30 the $1.0 million impact to the ELA Furniture Solutions segment during fiscal 2017. Similar to the bullet point above, please ensure your disclosure is consistent and further clarify whether this is part of the $5.4 million or is in addition to that amount; and

- You also state on page 74 that the restructuring actions were deemed to be complete at June 3, 2017 and final payments are expected to be made over the course of the next fiscal year. However, in each of the two subsequent quarters of fiscal 2018, additional restructuring expenses have been made related to these previously announced restructuring actions, as noted above. In each quarter, you have also stated these actions were deemed to be complete as of the end of each respective quarter. Please tell us and disclose whether you expect further restructuring actions/cost initiatives in the third and fourth quarters of fiscal 2018 and beyond and, if so, describe the nature of each action/initiative and the impact to your financial statements.

3. Regarding the cost savings initiatives, please provide all of the disclosures required by SAB Topic 5:P.4 and ASC 420-10-50 specifically including the anticipated future cost savings at the consolidated and reportable segment levels, and whether the actual results are in line with the anticipated cost savings. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity.

Critical Accounting Policies and Estimates, page 35

Goodwill and Indefinite-lived Intangibles, page 35

4. We note the organizational change effected in the first quarter of fiscal 2018 resulting in the Nemschoff business being moved from the North American Furniture Solutions segment to the Specialty segment. In light of your ongoing cost savings initiatives announced in fiscal 2017 and the $7.1 million impairment to the Nemschoff tradename in the fourth quarter of fiscal 2017, please quantify the carrying value of the remaining assets of Nemschoff, specifically addressing the amount of intangibles and goodwill related to this business unit.

5. We note your disclosure that some reporting units were tested under the quantitative impairment test and you determined that the fair value "exceeded" the carrying amount and therefore no impairment was recorded. To the extent any of these reporting units are at risk of failing step one of the impairment test pursuant to ASC 350, please disclose the following in regards to this reporting unit:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Form 10-Q for the quarter ended December 2, 2017

Note 5. Goodwill and Indefinite-lived Intangibles, page 9

6. You disclose that Specialty operating earnings decreased as a result of inventory reserves, unfavorable product mix and the negative impact at Nemschoff from a supplier quality issue and warranty costs. We further note your warranty expenses have increased during fiscal 2018. Please tell us and revise disclosure to further discuss each one of the factors you cited in your disclosure also quantifying the individual impact each factor.

7. In light of the continuing decrease in Specialty earnings, tell us whether or not you performed an impairment analysis of this reporting unit. If not, tell us why.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction